Exhibit 14.7

Terms for potential engagement {Mobileye Drive / lnnoviz)

The following summary of key terms {this "Term Sheet") is agreed to between Mobileye Vision Technologies Ltd. {"Mobileye") and lnnoviz Technologies Ltd. {"Innoviz"), each a

Topic	Terms
Sensor product	Provision of lnnovizTwo
Project Set-Up	lnnoviz provides the Core Products for •

Production Pricing	Prices will not exceed the prices indicated in the Quote.
PT pricing	Sample pricing is as provided in the Quote.
NRE
Key Milestone

Warranty	Warranty ln all cases, the warranty will be subject to standard carve-outs.

Delivery Terms
Timing	Time is of the essence in performance of all obligations under the Agreement, including delivery dates.
Payment Terms
Taxes
Guarantee of Supply
Quality Standards, Compliance and Certifications

Regulatory requirements	The product shall fully comply with all regulatory requirements and standards in
Product Specifications
Program Management	Each Party shall assign a designated point of contact for the Project.

Software / Firmware Update
Forecast and Lead Time
Technical Support	Technical support {such as ) expected during above phases pursuant to the principles set out in this Term sheet and to be set forth in the Definitive Agreement.
Intellectual Property
Data Ownership
Indemnification
Liability

Confidentiality	All activity under the Agreement subject to standard confidentiality obligations.
Exclusivity	No exclusivity on either side.
Audit
Public Announcements
Governing Law & Jurisdiction
This Term Sheet and the Definitive Agreement shall be governed by                and the parties consent to the jurisdiction of the courts of                      UN Convention on Contracts for the lnternational Sale of Goods shall not apply.

Dispute Resolution

Term and Termination	The agreement would be valid for the duration of the supply period.

Agreed as of the date last signed by the duly authorized representatives of the Parties:

lNNOVlZ

Name:	Name: CEO CFO